                                                                      EXHIBIT 99

[DELPHI AUTOMOTIVE SYSTEMS LOGO]

                                                                    news release
[GRAPHIC OMITTED] Driving Tomorrow's Technology



FOR RELEASE:  7:30 a.m. EDT, July 18, 2001           CONTACT: Jennifer M. Timkey
                                                               (248) 813-2626
                                            jennifer.m.timkey@delphiauto.com



     DELPHI Q2 RESULTS REFLECT STABILIZING NORTH AMERICAN VEHICLE PRODUCTION

                          32% SALES TO NON-GM CUSTOMERS
                   SOLID RESTRUCTURING AND PORTFOLIO PROGRESS

         TROY, MICH. - Delphi Automotive Systems Corp. (NYSE: DPH) today reported second quarter net income of $164 million, or $0.29 per share, in line with First Call consensus estimates. Delphi's net income margin was 2.4 percent, compared to 5.5 percent in the second quarter of 2000. Sales revenue was $6.9 billion, down 11 percent from $7.8 billion in the same period of 2000. Delphi generated strong operating cash flow of $312 million, excluding $92 million of employee separation and related payments associated with previously announced restructuring plans.

         "North American vehicle production stabilized during the second quarter, although at much lower levels than last year," said Alan S. Dawes, chief financial officer of Delphi. "Ongoing soft aftermarket sales and a weaker euro and Brazilian real also contributed to reduced revenues.

         "Despite lower production volumes, Delphi continued to diversify its sources of revenue during the period, achieving 32 percent sales to customers other than General Motors, compared to 28 percent in the same period of 2000," Dawes said. "The transition of Delphi's portfolio to higher-tech, more electronically enhanced products continues to gain strong acceptance from our broad customer base."

         Delphi's actions to manage its costs in a reduced vehicle environment included ongoing headcount reductions in the quarter and a $15 million decrease in selling, general and administrative expenses over Q1 2001, providing an impetus for the company's stronger second quarter performance. "This SG&A reduction represents a $47 million savings year-over-year, despite $4 million of added SG&A expenses associated with the acquisition of Delphi Mechatronic Systems," Dawes said.

RESTRUCTURING & PORTFOLIO PROGRESS

         During the first quarter of 2001 Delphi announced global restructuring plans to reduce headcount by 11,500 employees and close operations impacting approximately $900 million in sales. "We made solid progress on our restructuring plans during the second quarter," Dawes said. "Delphi completed the closure of two plants and reduced headcount by 2,800 employees, bringing total plant closures to five and total restructuring-related headcount reductions to 4,800." The company expects an additional 5,300 employees to 5,800 employees to separate during the second half of the year.

                                    - more -

          "In addition, Delphi exited three joint ventures and sold its heavy-duty diesel engine component facility in Cheltenham, England, bringing total restructuring and portfolio related actions in 2001 to approximately $1 billion in sales," Dawes said. "We are focused on addressing the remaining $3 billion to $4 billion of other businesses in our portfolio review process in 2001."

2Q 2001 HIGHLIGHTS

         During the second quarter, Delphi announced several customer diversification and product portfolio actions, especially in its Safety, Thermal & Electrical Architecture (ST&EA) sector. "The acquisition of Specialty Electronics expands our reach into new markets for connectors and connection systems and strengthens our position as the leading supplier of automotive connection systems," said Rodney O'Neal, Delphi executive vice president and president of the ST&EA sector. He noted a contract awarded to Delphi to supply electronic control assemblies to a major U.S. household appliance maker, which is expected to generate more than $80 million over the life of the contract.

          In addition, O'Neal said Delphi booked $430 million in occupant protection systems business with global automakers during the first half of 2001, reflecting Delphi's strong focus on safety and occupant protection systems technology. A majority of those contracts are with customers in the Asia-Pacific region. Other significant business bookings in the quarter include:

- Delphi was awarded a contract, expected to generate up to $100 million over the contract life, to supply the complete HVAC system for the new Renault Vel Satis, a European luxury vehicle. The technology used to support the Vel Satis will feature some of Delphi's most advanced climate control technologies.

- During the first half of 2001, Delphi booked more than $300 million in exhaust emissions systems business contracts with various aftermarket customers and automakers.

- Delphi also earned its first U.S. steering-related contract with Ford Motor Co. Delphi was awarded a high volume new business contract for energy absorbing steering columns for a future Ford vehicle. Year-to-date, Delphi has also won several other steering contracts with global automakers representing nearly $75 million over the life of the contracts.

- China Engine Corp. in Taiwan awarded Delphi a contract expected to generate $76 million over the contract life to supply engine management systems.

     Other major second quarter developments include:

- In June, Delphi completed a $500 million global bond offering of 5-year notes. Proceeds from the over-subscribed sale were used to reduce a portion of its short-term commercial paper borrowings, including debt incurred as a result of the Delphi Mechatronic Systems acquisition.

- Delphi will be the first supplier to host a portal application through Covisint, the automotive e-business exchange. The portal will enable Delphi to continue to improve supply chain efficiency by enhancing communications and data management with its more than 5,000 global suppliers.

                                    - more -

- TotalFinaElf, a global oil leader, and Delphi entered into a co-development agreement for advanced fuel cell technology. The goal of the partnership is to better understand the impact of fuel composition and additives on the performance of fuel reforming devices used in fuel cells.

OUTLOOK

         Commenting on Delphi's financial performance outlook for the third quarter of this year, Dawes said, "The global auto industry traditionally experiences lower volumes during the third quarter as carmakers undergo vehicle changeovers and other seasonal downtime. Delphi is managing its operations accordingly."

         While not endorsing analyst estimates, Dawes said First Call consensus for the third quarter is directionally in line with Delphi's estimates, given the steady progress of restructuring- and portfolio-related actions. He said it was reasonable to expect the company to earn third quarter net income of $56 million on revenues of $6.3 billion, and to generate operating cash flow of $25 million, before the cash impact of restructuring actions, based on expected lower revenues during the quarter.

         Delphi will host a briefing to discuss the company's second quarter financial results at 1 p.m. EDT today. The meeting will be available via a live audio webcast through Delphi's web site at www.delphiauto.com. A replay of the webcast will be available in the audio archive section of the site through August 17, 2001.

         For more information about Delphi Automotive Systems, visit Delphi's Virtual Press Room at www.delphiauto.com/VPR. Highlights follow.

                                #   #   #

Forward Looking Statements
The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by us or on our behalf. All statements contained or incorporated in this release which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, savings expected as a result of our restructuring or other initiatives, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results) are forward-looking statements. Principal important factors, risks and uncertainties which may cause actual results to differ from those expressed in our forward-looking statements include: our ability to increase non-GM sales and achieve the labor benefits expected from our separation from GM, our ability to retain GM business, potential increases in our warranty costs, our ability to successfully implement our global restructuring plans, changes in the economic conditions or political environments in the markets in which we operate, currency exchange rate fluctuations, financial or market declines of our customers or significant business partners, labor disruptions or material shortages, the level of competition in the automotive industry, significant downturns in the automobile production rate, costs relating to legal and administrative proceedings, changes in laws or regulations pertaining to the automotive industry, our ability to realize cost savings expected to offset price reductions, our ability to make pension and other post-retirement payments at levels anticipated by management, our ability to successfully exit non-performing businesses and absorb contingent liabilities related to divestitures, our ability to complete and integrate acquisitions, changes in technology and technological risks, our ability to protect and assert patent and other intellectual property rights, and other factors, risks and uncertainties discussed in our annual report on Form 10-K for the fiscal year ended December 31, 2000 and other filings with the Securities and Exchange Commission. Delphi does not intend or assume any obligation to update any of these forward-looking statements.

HIGHLIGHTS - Three months ended June 30, 2001 vs. three months ended June 30, 2000 comparison

                                                                      THREE MONTHS ENDED
                                                                            JUNE 30,
                                                                     -------------------
                                                                    2001             2000
                                                                  ---------        --------
                                                                (IN MILLIONS, EXCEPT PER SHARE
                                                                           AMOUNTS)

Net sales:
    General Motors and affiliates....................              $ 4,724          $ 5,592
    Other customers..................................                2,220            2,186
                                                                    ------          -------
    Total net sales..................................                6,944            7,778
                                                                    ------          -------

Less operating expenses:
   Cost of sales, excluding items listed below.......                6,024            6,456
   Selling, general and administrative...............                  363              410
   Depreciation and amortization.....................                  254              229
                                                                   -------          -------
Operating income ....................................                  303              683
                                                                   -------          -------

Less interest expense................................                   56               45
Other income, net ...................................                    9               34
                                                                   -------          -------
Income before income taxes...........................                  256              672
Less income tax expense .............................                   92              248
                                                                   -------          -------

Net income ..........................................              $   164          $   424
                                                                   =======          =======

Gross margin ........................................                 13.2%            17.0%

Operating income margin .............................                  4.4%             8.8%

Net income margin....................................                  2.4%             5.5%

 ................................................................................


Basic earnings per share, 560 million shares outstanding in
2001 and 562 million shares outstanding in 2000...........          $ 0.29           $ 0.75
                                                                    ======           ======


Diluted earnings per share, 565 million shares outstanding
in 2001 and 566 million shares outstanding in 2000........          $ 0.29           $ 0.75
                                                                    ======           ======



 ................................................................................

HIGHLIGHTS - Six months ended June 30, 2001 vs. six months ended June 30, 2000 comparison

                                                                        SIX MONTHS ENDED
                                                                             JUNE 30,
                                                                     --------------------
                                                                      2001             2000
                                                                  --------           --------
                                                                 (IN MILLIONS, EXCEPT PER SHARE
                                                                            AMOUNTS)

Net sales:
    General Motors and affiliates....................              $ 9,090            $11,162
    Other customers..................................                4,389              4,420
                                                                   -------            -------
    Total net sales..................................               13,479             15,582
                                                                   -------            -------

Less operating expenses:
   Cost of sales, excluding items listed below.......               11,925             13,052
   Selling, general and administrative...............                  741                869
   Depreciation and amortization.....................                  508 (1)            461
                                                                  --------            -------
Operating income ....................................                  305 (1)          1,200 (2)
                                                                  --------            -------

Less interest expense................................                  112                 85
Other income, net ...................................                   24 (1)             68
                                                                  --------            -------

Income before income taxes...........................                  217              1,183
Less income tax expense .............................                   78 (1)            437 (2)
                                                                  --------            -------

Net income ..........................................             $    139 (1)        $   746 (2)
                                                                  ========            =======


Gross margin ........................................                 11.5%              16.2%

Operating income margin .............................                  2.3%(1)            7.7%(2)


Net income margin ...................................                  1.0%(1)            4.8%(2)


 ..............................................................................................................


Basic earnings per share, 560 million shares outstanding in
2001 and 562 million shares outstanding in 2000...........          $ 0.25 (1)        $  1.33 (2)
                                                                    ======            =======


Diluted earnings per share, 565 million shares outstanding
in 2001 and 566 million shares outstanding in 2000........          $ 0.25 (1)        $  1.32 (2)
                                                                    ======            =======





 ................................................................................


(1) Excludes the impact of $617 million ($404 million after-tax) of restructuring and impairment charges comprised of restructuring of $536 million, asset impairments of $63 million, investment impairments of $18 million and income tax benefit of $213 million. Including these restructuring and impairment charges, depreciation and amortization was $571 million, operating loss was $(294) million, other income, net was $6 million, income tax benefit was $(135) million, net loss was $(265) million, and basic and diluted loss per share was $(0.47).

(2) Excludes the impact of a one-time, non-cash charge of $51 million ($32 million after-tax) resulting from acquisition-related in-process research and development. Including the $51 million charge, net income was $714 million, basic earnings per share was $1.27, and diluted earnings per share was $1.26.

HIGHLIGHTS - Sector financial results



                       SECTOR                                THREE MONTHS ENDED JUNE 30,
                       ------                                ---------------------------
                                                                              2001        2000
                                                       2001       2000      OPERATING   OPERATING
                                                       SALES      SALES      INCOME      INCOME
                                                      -------    -------   ----------   ---------
                                                                      (IN MILLIONS)

Electronics & Mobile Communication
    Mobile MultiMedia ......................         $   102    $    58    $    (7)     $    (8)
    Other Electronics & Mobile Communication           1,170      1,333        107          157
                                                     -------    -------    -------      -------
      Total ................................           1,272      1,391        100          149

Safety, Thermal & Electrical Architecture ..           2,404      2,647        127          255

Dynamics & Propulsion ......................           3,379      3,806        118          291

Other ......................................            (111)       (66)       (42)         (12)
                                                     -------    -------    -------      -------

      Total ................................         $ 6,944    $ 7,778    $   303      $   683
                                                     =======    =======    =======      =======




                       SECTOR                                SIX MONTHS ENDED JUNE 30,
                       ------                                -------------------------
                                                                              2001            2000
                                                       2001      2000       OPERATING      OPERATING
                                                       SALES     SALES       INCOME          INCOME
                                                      -------   -------    -----------    -----------
                                                                      (IN MILLIONS)

Electronics & Mobile Communication
    Mobile MultiMedia ......................        $    213    $     90    $    (10)      $    (16)
    Other Electronics & Mobile Communication           2,265       2,693         174 (1)        306
                                                    --------    --------    --------       --------
      Total ................................           2,478       2,783         164            290


Safety, Thermal & Electrical Architecture ..           4,652       5,339         176 (1)        462


Dynamics & Propulsion ......................           6,557       7,627          18 (1)        475 (2)


Other ......................................            (208)       (167)        (53)(1)        (27)
                                                    --------    --------    --------       --------

      Total ................................        $ 13,479    $ 15,582    $    305 (1)   $  1,200
                                                    ========    ========    ========       ========












-----------------------------------------------------------
(1) Excludes the first quarter 2001 restructuring and asset impairment charges of $78 million for Electronics & Mobile Communication, $214 million for Safety, Thermal & Electrical Architecture, $280 million for Dynamics & Propulsion and $27 million for Other.

(2) Excludes the first quarter 2000, one-time, non-cash charge of $51 million resulting from acquisition-related in-process research and development for Dynamics & Propulsion.

 HIGHLIGHTS - Liquidity and capital resources




BALANCE SHEET DATA:
(in millions)


                                                JUNE 30,         MARCH 31,       DECEMBER 31,     JUNE 30,
                                                  2001             2001             2000           2000
                                             ------------      ------------    --------------    ----------


       Cash and cash equivalents.........     $    689         $     704         $   760         $    755


       Debt..............................        3,388             3,368           3,182            3,004
                                              --------         ---------        --------         --------

           Net liquidity.................     $ (2,699)        $  (2,664)       $ (2,422)        $ (2,249)
                                              ========         =========        ========         ========


       Total stockholders' equity........     $  3,311         $   3,222        $  3,766         $  3,544
                                              ========         =========        ========         ========









RECONCILIATION OF NET LIQUIDITY:
(in millions)


    Net liquidity at December 31, 2000..........................                      $ (2,422)


            Net income..........................................         139 (1)
            Depreciation and amortization.......................         508 (1)
            Capital expenditures................................        (503)
            Other, net..........................................         320 (1)
                                                                    --------
         Operating cash flow less capital expenditures..........                           464
         Cash paid for acquisitions.............................                          (313)
         Amount paid to GM for separation related liabilities...                          (175)
          Cash paid for restructuring...........................                          (142) (2)
         Dividends and other non-operating......................                          (111)
                                                                                      --------

    Net liquidity at June 30, 2001..............................                      $ (2,699)
                                                                                      ========






-------------------------------------------------------------------------------
(1) Excludes the impact of the first quarter 2001 $617 million ($404 million after-tax) of restructuring and impairment charges comprised of restructuring of $536 million, asset impairments of $63 million and investment impairments of $18 million.

(2) Total cash outflows associated with the restructuring are expected to be $450 million, of which $142 million was paid in the first six months of 2001.